EXHIBIT 21

SUBSIDIARIES OF IMMEDIATE ENTERTAINMENT GROUP, INC. (THE "COMPANY")


(1) Dolphin Studios Musikproduktions GmbH, a German corporation (wholly-owned subsidiary).

     Dolphin Studios operates a recording studio complex located in Morfelden-Walldorf, near Frankfurt, Germany. The complex consists of four studios and two control rooms using state-of-the-art digital and analog recording and outboard equipment and peripherals. Dolphin Studios also offers master restoration and enhancing services and pre-mastering facilities for compact disk ("CD") manufacturing. Artists who have recorded or mastered at Dolphin Studios include 10cc, America, Canned Heat and Nina Hagen, among others.

(2) Chartware (Swiss), Inc., a Delaware corporation formerly known as Immediate (Swiss), Inc.(wholly-owned subsidiary).

     Chartware (Swiss), Inc. is engaged in the business of acquiring new recording talent and catalogs in Switzerland. It operates from offices located in Niederurnen, Switzerland.

(3) Chartware Media Corporation, a Delaware corporation formerly known as Immediate Music Corporation(wholly-owned subsidiary).

     Chartware Media Corporation ("CMC") owns record labels including "Mausoleum" for heavy metal and rock recordings; "SilenZ" for singer-songwriter recordings; "Actual" for oldies, contemporary and classical music; "4th Dimension" for dance/pop and contemporary music; "Frankfurt Beat" for techno; and "Allemania", a German language label for pop and folk music.

(4) Chartware Record Service GmbH, a German corporation (wholly-owned subsidiary of CMC).

     Chartware is engaged in the production of CD's, including graphics and printing, at its CD manufacturing facility and warehouse in Rodermark, Germany. Chartware also produces CD-ROM for a limited number of third party clients, including Buhl Data, Nintendo, Porsche, ZDF and Sony, and masters sound recordings at its facility.

(5)  Music Action Limited, an English corporation (wholly-owned subsidiary of
CMC).

     Music Action Limited ("MAC") operates a European direct sales mail order catalog containing a broad range of musical CD's from the Company's own catalog, as well as the catalogs of such major manufacturers as Sony, Polygram, EMI and WEA. The MAC catalog contains recordings in a wide variety of musical genres, including musicals and soundtracks, rock and pop, disco, reggae, swing, classical, country, folk, soul, international and children's music. MAC also offers direct sales of CD-ROM's through its catalog. In addition, MAC offers a hard rock mail order catalog known as "MAC Loud." MAC Loud currently has approximately 2500 subscribers. Purchases through the catalogs are made by completing and mailing an order postcard to MAC's offices in Rodermark, Germany, or by fax. Orders are then shipped to the address given by the purchaser.

          MAC is also preparing to offer to German investors only an investment fund which is intended to raise capital for its music publishing, manufacturing, catalog acquisition, talent development and music and film production operations. The MAC fund is to be offered to German investors only, through a professional sales force, which is to receive a commission of 15% of all sales made.

(6) Chartware Records Ltd., an English corporation formerly known as "Immediate Records Limited(wholly-owned subsidiary of CMC).

     Chartware Records Ltd. ("CRL") is responsible for the development of new talent and the acquisition of catalogs, product clearances and licensing of product for compilation releases and series. CRL, through its U.K. office, is also responsible for marketing, promotion and distribution of artists and repertoire. In 1997, CRL released its first album, "Classic Moody Blues Hits," by the Frankfurt Rock Orchestra, featuring the voice of Moody Blues singer Justin Hayward. CRL has A & R scouts searching for talent in Los Angeles, Lexington, Memphis, Austin, New York, Amsterdam, Frankfurt and London. CRL also plans to release two new record labels: "Immediate Energy" for dance music; and "Immediate Classics" for re-releases of great recordings from the past and full albums by influential artists.